DECLARATIONS	POLICY NO. 105144736
Travelers Casualty and Surety Company of America
Hartford, CT 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1	NAMED INSURED: Rand Capital Corporation D/B/A: Principal Address 2200 Rand Building BUFFALO, NY 14203

ITEM 2	POLICY PERIOD: Inception Date: June 6, 2008 Expiration Date: June 6, 2009 12:01 A.M. standard time both dates at the Principal Address stated in ITEM 1.

ITEM 3	ALL NOTICES OF CLAIMS OR LOSS TO THE COMPANY MUST BE ADDRESSED TO: Travelers Bond Vice President of Claims One Tower Square, 4PB Hartford, CT 06183-9062

ITEM 4	COVERAGE INCLUDED AS OF THE INCEPTION DATE IN ITEM 2: ☑ Crime

ITEM 5
Crime

	Single Loss
Insuring Agreement	Limit of Insurance	Single Loss Retention
A. Fidelity
1. Employee Theft	$300,000.00	$3,000.00
2. ERISA Fidelity	Not Covered
3. Employee Theft of Client Property	Not Covered
B. Forgery or Alteration	$300,000.00	$3,000.00
C. On Premises	Not Covered
D. In Transit	Not Covered
E. Money Orders and Counterfeit Money	Not Covered
F. Computer Crime
1. Computer Fraud	$300,000.00	$3,000.00
2. Computer Program and Electronic Data Restoration Expense	Not Covered
G. Funds Transfer Fraud	$300,000.00	$3,000.00
H. Personal Accounts Protection
1. Personal Accounts Forgery or Alteration	Not Covered
2. Identity Fraud Expense Reimbursement	Not Covered
I. Claim Expense	$5,000.00	$0.00
If “Not Covered” is inserted above opposite any specified Insuring Agreement, or if no amount is included in the Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this Crime Policy.

Policy Aggregate Limit of Insurance: ☐ Applicable ☑ Not Applicable

If a Policy Aggregate Limit of Insurance is applicable, then the Policy Aggregate Limit of Insurance for each Policy Period is:

If a Policy Aggregate Limit of Insurance is not included, then this Crime Policy is not subject to a Policy Aggregate Limit of Insurance as set forth in Section V. CONDITIONS B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT 1. Limit of Insurance a. Policy Aggregate Limit of Insurance.

Cancellation of Prior Insurance:

By acceptance of this Crime Policy, you give us notice canceling prior policies or bonds issued by us that are designated by policy or bond numbers such cancellation to be effective at the time this Crime Policy becomes effective.

ITEM 6	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE: ILT-1037-0405; CRI-3001-0705; CRI-5033-0705
The Declarations, the Application, the Crime Terms and Conditions, any purchased Insuring Agreements, and any endorsements attached thereto, constitute the entire agreement between the Company and the Insured.

Countersigned By
(where applicable)
CRI-2001-0705

CRIME TERMS AND CONDITIONS
PLEASE READ ALL TERMS AND CONDITIONS CAREFULLY
Throughout this Crime Policy the words “you” and “your” refer to the Insured. The words “we”, “us” and “our” refer to the Company providing this insurance.
CONSIDERATION CLAUSE
IN CONSIDERATION of the payment of the premium by you, and pursuant to the terms stated herein, we will pay you for direct loss that you sustain which is directly caused by a Single Loss taking place at any time and which is Discovered by you during the Policy Period or during the Extended Period to Discover Loss pursuant to the terms set forth in Section V. CONDITIONS A. GENERAL CONDITIONS 3. Extended Period to Discover Loss.
I. INSURING AGREEMENTS
This Crime Policy shall provide coverage under each of the following Insuring Agreements. Notwithstanding the aforesaid, if ITEM 5 of the Declarations indicates that any Insuring Agreement is “Not Covered,” then such Insuring Agreement and any other reference thereto is deemed to be deleted from this Crime Policy.
A. FIDELITY
     1. Employee Theft
We will pay you for your direct loss of, or your direct loss from damage to, Money, Securities and Other Property directly caused by Theft or Forgery committed by an Employee, whether identified or not, acting alone or in collusion with other persons.
     2. ERISA Fidelity
We will pay you for direct loss of, or direct loss from damage to, Money, Securities and Other Property that belongs to an Employee Benefit Plan, directly caused by Theft or Forgery committed by a Fiduciary, whether identified or not, acting alone or in collusion with other persons.
     3. Employee Theft of Client Property
We will pay you for direct loss of, or direct loss from damage to, Money, Securities and Other Property sustained by your Client, directly caused by Theft or Forgery committed by an identified Employee.
B. FORGERY OR ALTERATION
We will:
     1. pay you for your direct loss directly caused by Forgery or alteration of, on or in any written Covered Instruments that are:
          a. made by, drawn by, or drawn upon, you, or purported to have been so made or drawn; or
          b. made or drawn by one acting as your agent, or purported to have been so made or drawn; and
     2. reimburse you for reasonable legal defense expenses that you have paid if you are sued for refusing to pay any written Covered Instrument under this Insuring Agreement B. on the basis that it has been Forged or altered. Reimbursement of such legal expenses is conditioned upon your receipt of our prior written consent to defend against such suit. The amount of any legal expenses reimbursed under Insuring Agreement B. is in addition to the applicable Single Loss Limit of Insurance for Insuring Agreement B.

CRI-3001 (07-05)	Page 1 of 21

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check-writing machine or a computer printer shall be treated the same as a handwritten signature. An Electronic Signature is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under this Insuring Agreement B.
For purposes of this Insuring Agreement B., the term check includes a substitute check as defined in the Check Clearing for the 21st Century Act, and will be treated the same as the original it replaced.
C. ON PREMISES
We will pay you for:
     1. your direct loss of Money and Securities located inside the Premises or Banking Premises directly caused by Theft, committed by a person present inside such Premises or Banking Premises;
     2. your direct loss of Money and Securities located inside the Premises or Banking Premises directly caused by disappearance or destruction;
     3. your direct loss of, or your direct loss from damage to, Other Property located inside the Premises:
          a. directly caused by an actual or attempted Robbery; or
          b. in a safe or vault, directly caused by an actual or attempted Safe Burglary; and
     4. your direct loss from damage to the Premises or its exterior resulting directly from an actual or attempted Theft, Robbery or Safe Burglary, if you are the owner of the Premises or are liable for damage to it; or
     5. your direct loss of, or loss from damage to, a locked safe, vault, cash register, cash box or cash drawer located inside the Premises resulting directly from an actual or attempted Theft, Robbery or Safe Burglary, if you are the owner of the locked safe, vault, cash register, cash box or cash drawer or are liable for damage thereto.
D. IN TRANSIT
     1. We will pay you for your direct loss of Money and Securities directly caused by Theft, disappearance or destruction while in transit outside the Premises and in the care and custody of:
          a. a Messenger, including while temporarily within the living quarters of a Messenger; or
          b. an armored motor vehicle company.
     2. We will pay you for your direct loss of, or your direct loss from damage to, your Other Property directly caused by an actual or attempted Robbery while in transit outside the Premises and in the care and custody of:
          a. a Messenger; or
          b. an armored motor vehicle company.
     3. We will pay you for your direct loss of, or your direct loss from damage to, your Other Property directly caused by an actual or attempted Theft of your Other Property while it is temporarily within the living quarters of a Messenger.
Coverage under this Insuring Agreement D. begins immediately upon receipt of the Money, Securities or Other Property by the transporting party and ends immediately upon delivery to the designated recipient or its agent.
E. MONEY ORDERS AND COUNTERFEIT MONEY
We will pay you for your direct loss directly caused by your good faith acceptance of:
     1. original money orders, issued or purportedly issued by any post office, express company or bank located in the United States of America, its territories and possessions, Canada, or any other country in which you maintain a physical Premises, that are not paid upon presentation; or

     2. Counterfeit Money, of the United States of America, its territories and possessions, Canada, or any other country in which you maintain a physical Premises, that is acquired during the regular course of business;
in exchange for merchandise, Money or services.
F. COMPUTER CRIME
     1. Computer Fraud
We will pay you for your direct loss of, or your direct loss from damage to, Money, Securities and Other Property directly caused by Computer Fraud.
     2. Computer Program and Electronic Data Restoration Expense
We will pay you for reasonable Restoration Expense that you incur to restore or replace damaged or destroyed Computer Programs or Electronic Data stored within your Computer System directly caused by a Computer Violation.
For purposes of this Insuring Agreement F.2., a Single Loss involving Computer Program and Electronic Data Restoration Expense applies to reasonable Restoration Expense incurred by you between the time you Discover the damage or destruction and the time your Computer Program or Electronic Data is restored to the level of operational capability that existed immediately preceding a Computer Violation. Recurrence of the same Computer Virus after your Computer Program or Electronic Data has been restored shall constitute a separate Single Loss.
Payment of reasonable Restoration Expense applies:
          a. only to Computer Programs and Electronic Data which you own or for which you are legally liable; and
          b. only if you are unable to reproduce such Computer Programs or Electronic Data from back-up data copies.
Payment of reasonable Restoration Expense will be made to you upon the completion of the restoration of the damaged or destroyed Computer Programs or Electronic Data.
If a Single Loss is covered under both Insuring Agreements F.1. and F.2., then only the Retention for a Single Loss under Insuring Agreement F.1. shall be applicable and the payment of Restoration Expense under Insuring Agreement F.2. shall be part of, and not in addition to, the Single Loss Limit of Insurance for Insuring Agreement F.1.
G. FUNDS TRANSFER FRAUD
We will pay you for your direct loss of Money and Securities contained in your Transfer Account on deposit at a Financial Institution directly caused by Funds Transfer Fraud.
H. PERSONAL ACCOUNTS PROTECTION
     1. Personal Accounts Forgery or Alteration
We will pay you, on behalf of your Management Staff Member, for loss incurred by your Management Staff Member, directly caused by Forgery or alteration of, on or in any written Covered Personal Instruments that are:
          a. drawn upon personal accounts of your Management Staff Member, or purported to have been so drawn; or
          b. made or drawn by one acting as an agent of your Management Staff Member, or purported to have been so made or drawn.
A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check-writing machine or a computer printer shall be treated the same as a handwritten signature. An Electronic Signature is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under this Insuring Agreement H.
For purposes of this Insuring Agreement H.1. the term check includes a substitute check as defined in the Check Clearing for the 21st Century Act, and will be treated the same as the original it replaced.

     2. Identity Fraud Expense Reimbursement
We will reimburse you, on behalf of your Management Staff Member, for Identity Fraud Expense incurred by your Management Staff Member as a direct result of any Identity Fraud.
I. CLAIM EXPENSE
We will pay you for reasonable Claim Expenses incurred and paid by you to establish the existence, amount and preparation of your proof of loss in support of a covered claim for loss under any Insuring Agreement of this Crime Policy.
The following conditions specifically apply to this Insuring Agreement I.:
     1. any Claim Expenses payable to you are only applicable to any covered loss which exceeds the Single Loss Retention amount for the Insuring Agreement that is the subject of a claim under this Crime Policy;
     2. Claim Expenses that are payable to you are part of and not in addition to the Single Loss Limit of Insurance for the Insuring Agreement that is the subject of a claim under this Crime Policy; and
     3. Claim Expenses payable to you will be paid to you at the same time as the payment of the valid and collectible loss under the Insuring Agreement that is the subject of a claim under this Crime Policy.
II. GENERAL AGREEMENTS
A. JOINT INSURED
     1. If the Named Insured consists of more than one entity, then the Named Insured will act for itself and for every other Insured for all purposes of this Crime Policy. If the Named Insured consists of more than one entity and the first entity named in ITEM 1 of the Declarations ceases to be covered, then the next entity will act for itself and for every other Insured for all purposes of this Crime Policy.
     2. If any Insured, partner, or Management Staff Member of that Insured, has knowledge of any information relevant to this Crime Policy, that knowledge is considered knowledge of every Insured.
     3. An Employee of any Insured is considered to be an Employee of every Insured.
     4. We will not pay you more for loss or losses sustained by more than one Insured than the amount we would pay if all loss or losses had been sustained by one Insured.
     5. Payment by us to the Named Insured for loss sustained by any Insured, or payment by us to the Employee Benefit Plan for loss sustained under Insuring Agreement A.2, shall fully release us on account of such loss.
     6. If this Crime Policy or any of its Insuring Agreements are canceled or terminated as to any Insured, loss sustained by that Insured is covered only if Discovered by you during the period of time provided in the Extended Period To Discover Loss pursuant to the terms set forth in Section V. CONDITIONS A. GENERAL CONDITIONS 3. Extended Period to Discover Loss; provided, this Extended Period to Discover Loss terminates as to that Insured immediately upon the effective date of any other insurance obtained by that Insured replacing in whole or in part the insurance afforded by this Crime Policy, whether or not such other insurance provides coverage for loss sustained prior to its effective date.
B. ADDITIONAL OFFICES
If you establish any additional offices, other than by consolidation with, merger with, purchase of, or acquisition of assets or liabilities of another organization while this Crime Policy is in effect, such offices are automatically covered by this Crime Policy from the date of such establishment without the requirement of notice to us or the payment of additional premium for the remainder of the Policy Period.
C. CONSOLIDATION, MERGER OR PURCHASE OF ASSETS
If, during the Policy Period, you merge with, purchase or acquire the assets or liabilities of another entity, this Crime Policy will provide coverage for that merged, purchased, or acquired entity, subject to all other terms and conditions herein, but only for loss

Discovered by you after the effective date of such merger, purchase, or acquisition; provided, you give us written notice of such merger, purchase, or acquisition, and specific application has been submitted on our form in use at the time, together with such documentation and information as we may require, all within ninety (90) days after the effective date of such merger, purchase, or acquisition. Coverage for the merged, purchased, or acquired entity shall not be afforded following such 90-day period unless we have agreed to provide such coverage, subject to any additional terms and conditions as we may require, and the Named Insured has paid us any additional premium as may be required by us. Any Employee Benefit Plan or Sponsored Plan acquired as above shall be included as Insureds as specified in Item 1 of the Declarations.
The 90-day notice requirement shall not apply, provided: (1) the assets of the merged, purchased, or acquired entity do not exceed twenty-five percent (25%) of the total assets of all Insureds as reflected in the Insured’s most recent fiscal year-end financial statement, or (2) the merger, purchase, or acquisition occurs less than ninety (90) days prior to the end of the Policy Period.
D. ACQUISITIONS
If, during the Policy Period, you acquire or form a Subsidiary, this Crime Policy will provide coverage for such Subsidiary and its respective Management Staff Members, Employee Benefit Plans, and Sponsored Plans, subject to all other terms and conditions of this Crime Policy, provided written notice of such acquisition or formation has been given to us, and specific application has been submitted on our form in use at the time, together with such documentation and information as we may require, all within ninety (90) days after the effective date of such acquisition or formation. Coverage for such Subsidiary shall not be afforded following such 90-day period unless we have agreed to provide such coverage, subject to any additional terms and conditions as we may require, and you have paid us any additional premium as may be required by us.
The 90-day notice requirement shall not apply provided that: (1) the assets of the acquired or formed Subsidiary do not exceed twenty-five percent (25%) of your total assets as reflected in your most recent fiscal year-end financial statement; or (2) the acquisition or formation occurs less than ninety (90) days prior to the end of the Policy Period
E. CHANGE OF CONTROL — NOTICE REQUIREMENTS
When you learn that a Change of Control has taken place as to any Insured, or will take place during the Policy Period, you must give us written notice within ninety (90) days of the effective date of such Change of Control.
III. DEFINITIONS
Wherever appearing in this Crime Policy, the following words and phrases appearing in bold type shall have the meanings set forth in this Section III. DEFINITIONS:
A. “Banking Premises” means the interior of that portion of any building occupied by a banking institution or similarly recognized place of safe deposit, including any night depository chute of such institution.
B. “Change of Control” means:
     1. the acquisition of any Insured, or of all or substantially all of its assets, by another entity, or the merger or consolidation of any Insured into or with another entity such that the Insured is not the surviving entity; or
     2. the obtaining by any person, entity or affiliated group of persons or entities of the right to elect, appoint or designate more than fifty percent (50%) of the board of directors or board of managers or to exercise a majority control of the board of directors, board of managers, or a functional equivalent thereof of any Insured.
C. “Claim Expenses” means reasonable fees, costs and expenses of outside accountants, attorneys, consultants or experts retained by you to determine the amount and extent of loss covered under this Crime Policy. The reasonableness of such expenses shall be determined by us. The phrase does not mean or include any of your internal corporate fees, costs (direct or indirect), obligations or Employee wages and salaries.
D. “Client” means an entity specifically scheduled as a Client by endorsement to this Crime Policy for which you perform services as specified in a written agreement, but only while the written agreement is in effect.
E. “Client’s Premises” means the interior of that portion of any building your Client occupies in conducting its business.
F. “Computer Fraud” means:

The use of any computer to fraudulently cause a transfer of Money, Securities or Other Property from inside the Premises or Banking Premises:
     1. to a person (other than a Messenger) outside the Premises or Banking Premises; or
     2. to a place outside the Premises or Banking Premises.
G. “Computer Program” means a set of related electronic instructions which direct the operations and functions of a Computer System or devices connected to it which enable the Computer System or devices to receive, process, store, retrieve, send, create or otherwise act upon Electronic Data.
H. “Computer System” means a computer and all input, output, processing, storage and communication facilities and equipment which are connected to such a device and which the operating system or application software used by the Insured are under the direct operational control of the Insured. Off-line media libraries are deemed to be part of such Computer System.
I. “Computer Violation” means:
     1. a Computer Virus designed to damage or destroy a Computer Program or Electronic Data; or
     2. vandalism by a natural person, including an Employee, who has gained unauthorized electronic access to your Computer System.
J. “Computer Virus” means a set of unauthorized instructions, programmatic or otherwise:
     1. directed solely against the Insured; and
     2. that propagate themselves through the Computer System or networks;
provided such instructions were maliciously introduced by a natural person.
K. “Counterfeit” means an imitation of Money that is intended to deceive and to be taken as genuine.
L. “Covered Instruments” means:
     1. checks, drafts, promissory notes, bills of exchange or similar written promises, orders or directions to pay a sum certain in Money; and
     2. written instruments required in conjunction with any transaction involving any Credit, Debit or Charge Card issued to you, your Employees or your Management Staff Members for business purposes.
M. “Covered Personal Instruments” means:
     1. checks, drafts, promissory notes or similar written promises, orders or directions to pay a sum certain in Money; and
     2. written instruments required in conjunction with any transaction involving any Credit, Debit or Charge Card issued to a Management Staff Member for personal use.
N. “Credit, Debit or Charge Card” means any card, plate or other similar device used for the purpose of obtaining Money, property, labor or services on credit or for immediate payment. The terms do not mean a note, check, draft, money order or other negotiable instrument.
O. “Crime Policy” means, collectively, the Declarations, the Application, the Crime Terms and Conditions, and any endorsements attached thereto.
P. “Digital Signature” means an electronic identifier created by computer, within, attached to or logically associated with a record and executed or adopted by a person with the intent to sign the record.
Q. “Discover”, “Discovered”, or “Discovery” means the moment when you, your partner or Management Staff Member:

     1. first become(s) aware of facts which would cause a reasonable person to assume that a loss of a type covered by this Crime Policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact details of loss may not then be known; or
     2. first receive(s) notice of an actual or potential claim against you alleging facts which if true would constitute a loss under this Crime Policy.
R. “Electronic Computer Instructions” means a set of related programs that direct the operations and functions of a Computer System and allow such system to act upon or create Electronic Data.
S. “Electronic Data” means facts or information converted to a form:
     1. usable in a Computer System;
     2. which does not provide instructions or directions to a Computer System; or
     3. which is stored on electronic processing media for use by a Computer Program.
T. “Electronic Signature” means a Digital Signature, an electronic sound, symbol or process, within, attached to, or logically associated with a record and executed or adopted by a person with the intent to sign the record.
U. “Employee” means:
     1. any natural person:
          a. while in your service or for sixty (60) days after termination of service, unless such termination is due to Theft or Forgery or any other dishonest act committed by the Employee;
          b. who you compensate directly by salary, wages or commissions; and
          c. who you have the right to direct and control while performing services for you;
     2. any natural person who is temporarily furnished to you:
          a. to substitute for an Employee as set forth in paragraph 1. above, who is on leave; or
          b. to meet seasonal or short-term workload conditions;
while that person is subject to your direction and control and performing services for you; provided, any such natural person who has care and custody of property outside the Premises is specifically excluded from this definition;
     3. any natural person, other than a temporary Employee described in paragraph 2. above, who is leased to you under a written agreement between you and a labor leasing firm, while that person is subject to your direction and control and performing services for you;
     4. any natural person:
          a. who is a member of the board of directors, member of the board of trustees or LLC Manager while acting as a member of any of your elected or appointed committees, including but not limited to any member of such committee, to perform on your behalf, specific, as distinguished from general, directorial acts;
          b. who is a non-compensated officer;
          c. other than a non-compensated fund solicitor, while performing services for you that are usual to the duties of an Employee or officer;
          d. while acting as a non-compensated fund solicitor during fund raising campaigns;
          e. who is a former Employee, member of the board of directors, partner, LLC Manager, or member of the board of trustees retained as a consultant while that person is subject to your direction and control and performing services for you;

          f. who is a guest student or intern pursuing studies or duties in any of your offices or Premises; while such person is subject to your direction and control and performing services for you; or
     5. any attorney retained by you, while performing legal services for you.
“Employee” does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified in paragraphs 1. through 5. above.
V. “Employee Benefit Plan” means an employee welfare benefit plan or an employee pension benefit plan as more fully set forth in Title 1, Section 3 of the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto and which is solely sponsored by any Insured.
W. “Fiduciary” means any natural person who is a trustee, an officer, an Employee or an administrator of any Employee Benefit Plan; and any person, or a member of the board of directors, an officer, an Officer-Shareholder, a member of the board of trustees, an LLC Manager, or an Employee while that person is handling Money, Securities and Other Property that belongs to any Employee Benefit Plan.
Fiduciary does not mean any agent, broker, independent contractor, broker/dealer, registered representative, investment advisor, custodian or other person or entity of the same general character.
X. “Financial Institution” means:
     1. a bank, savings bank, credit union, savings and loan association or similar thrift institution; or
     2. a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;
where you maintain a Transfer Account.
Y. “Forgery”, or “Forged” means the signing of the name of another person or organization with a handwritten signature physically affixed directly to Covered Instruments or Covered Personal Instruments, without authority and with the intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority in any capacity, for any purpose.
Z. “Funds Transfer Fraud” means:
     1. an electronic, telegraphic, cable, teletype or telephone instruction fraudulently transmitted to a Financial Institution directing such institution to debit your Transfer Account and to transfer, pay or deliver Money or Securities from your Transfer Account which instruction purports to have been transmitted by you, but was in fact fraudulently transmitted by someone other than you without your knowledge or consent;
     2. a fraudulent written instruction, other than one covered under Insuring Agreement B., issued to a Financial Institution directing such Financial Institution to debit a Transfer Account and to transfer, pay or deliver Money or Securities from such Transfer Account by use of an electronic funds transfer system at specified intervals or under specified conditions which written instruction purports to have been issued by you but was in fact fraudulently issued, Forged or altered by someone other than you without your knowledge or consent; or
     3. an electronic, telegraphic, cable, teletype, telefacsimile, telephone or written instruction initially received by you which purports to have been transmitted by an Employee, but which was in fact fraudulently transmitted by someone else without your or the Employee’s consent.
AA. “identity Fraud” means the act of knowingly transferring or using, without lawful authority, a means of identification of a Management Staff Member with the intent to commit, aid, or abet any unlawful activity that constitutes a violation of federal law or a felony under any applicable state or local law.
BB. “Identity Fraud Expense” means:
     1. costs for notarizing fraud affidavits or similar documents for credit agencies, financial institutions, merchants or other credit grantors that have required that such affidavits be notarized;

     2. costs for certified mail to law enforcement agencies, credit agencies, financial institutions, merchants or other credit grantors;
     3. costs for long distance telephone calls to law enforcement agencies, credit agencies, financial institutions, merchants or other credit grantors to report or discuss any actual Identity Fraud;
     4. lost wages, up to a maximum payment of one thousand dollars ($1,000) per week for a maximum period of five (5) weeks, as a result of absence from employment:
          a. to communicate with law enforcement agencies, legal counsel, credit agencies, financial institutions, merchants or other credit grantors;
          b. to complete fraud affidavits or similar documents; or
          c. due to wrongful incarceration arising solely from someone having committed a crime in the Management Staff Member’s name; provided, that lost wages shall not apply in the case of wrongful incarceration absent all charges being dismissed or an acquittal;
     5. loan application fees for re-applying for a loan or loans when the original application is rejected solely because the lender received incorrect credit information;
     6. reasonable attorney fees incurred, with the our prior written consent, for:
          a. defense of lawsuits brought against your Management Staff Member by financial institutions, merchants, other credit grantors or their collection agencies;
          b. the removal of any criminal or civil judgments wrongly entered against your Management Staff Member; or
          c. challenging the accuracy or completeness of any information in a consumer credit report; and
     7. costs for daycare and eldercare incurred solely as a direct result of any Identity Fraud Discovered during the Policy Period.
Identity Fraud Expense does not include any expense or loss not listed in paragraphs 1. through 7. of this Definition BB..
CC. “Insured” means:
     1. for the purposes of Insuring Agreement A.2., any Employee Benefit Plan; or
     2. for the purposes of all other Insuring Agreements, the Named Insured, any Subsidiary, and any Sponsored Plan.
DD. “LLC Manager” means any natural person who was, is or becomes a manager, member of the board of managers, or a functionally equivalent executive of a limited liability company.
EE. “LLC Member” means any natural person who has an ownership interest in a limited liability company.
FF. “Management Staff Member” means your proprietor, natural person partner, member of the board of directors, member of the board of trustees, officer, risk manager, in-house general counsel, LLC Manager, or LLC Member.
GG. “Messenger” means any Management Staff Member, or relative thereof, any Officer-Shareholder, or any Employee, duly authorized, while having care and custody of covered property outside the Premises.
HH. “Money” means a medium of exchange in current use and authorized or adopted by a domestic or foreign government, including currency, coins, bank notes, bullion, travelers checks, registered checks and money orders held for sale to the public.
II. “Named Insured” means the entity named in ITEM 1 of the Declarations.

JJ. “Officer-Shareholder” means any officer who has a twenty-five percent (25%) or greater ownership interest in any one or more Insureds.
KK. “Other Property” means any tangible property other than Money and Securities that has intrinsic value.
LL. “Policy Period” means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations. In no event shall the Policy Period continue past the effective date of cancellation or termination of this Crime Policy.
MM. “Premises” means the interior of that portion of any building you occupy in conducting your business.
NN. “Restoration Expense” means reasonable costs incurred by you to reproduce Computer Programs or Electronic Data and enable you to restore your Computer System to the level of operational capability that existed immediately preceding a Computer Violation.
Restoration Expense does not include:
     1. your internal corporate costs and expenses, including Employee remuneration and any costs related to any legal action;
     2. expenses incurred as a result of the reconstruction of Computer Programs and Electronic Data recorded on media, including but not limited to, magnetic or optical media if there are no analyses files, specifications or backups of Computer Programs or Electronic Data held outside the Premises;
     3. expenses incurred as a result of the reconstruction of Computer Programs and Electronic Data if you knowingly use illegal copies of programs;
     4. expenses incurred to render the Computer Programs and Electronic Data usable by replacement processing equipment;
     5. expenses incurred to design, update or improve Computer Programs or Electronic Data or to perfect their operation or performance;
     6. expenses incurred as a result of alteration in Computer Programs and Electronic Data held on magnetic media due to the effect of magnetic fields, incorrect usage of the Computer Programs and Electronic Data, or the obsolescence of the Computer System;
     7. your lost revenue, sales or profits; or
     8. expenses incurred by any customer.
OO. “Robbery” means the unlawful taking of Money, Securities and Other Property from the care and custody of you, your partners or any other person (except any person acting as a watchperson or janitor) by one who has:
     1. caused or threatened to cause that person bodily harm; or
     2. committed an unlawful act witnessed by that person.
PP. “Safe Burglary” means the unlawful taking of:
     1. Money, Securities and Other Property from within a locked safe or vault by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior; or
     2. a safe or vault from inside the Premises.
QQ. “Securities” means written negotiable and non-negotiable instruments or contracts representing Money or property including but not limited to:
     1. tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use; and

     2. evidences of debt issued in connection with any Credit, Debit or Charge Card, which is not issued by you;
but does not include Money.
RR. “Single Loss” means:
     1. for purposes of Insuring Agreement A.:
          a. an individual act;
          b. the combined total of all separate acts; or
          c. a series of related acts;
committed by an Employee or committed by more than one Employee acting alone or in collusion with other persons both during and before the Policy Period;
     2. for purposes of Insuring Agreements B. and H,1., all loss caused by any person, or loss in which that person is involved, whether the loss involves one or more written Covered Instruments or Covered Personal Instruments; and
     3. for purposes of all other Insuring Agreements:
          a. any act or series of related acts or events involving one or more persons; or
          b. any act, acts or events involving a person or group of persons acting together;
whether identified or not both during and before the Policy Period.
SS. “Sponsored Plan” means any plan solely sponsored by any Insured that is not subject to the terms of ERISA.
TT. “Subsidiary” means:
     1. any corporation, or any limited liability company, organized under the laws of any state, in which, on or prior to the Inception Date set forth in ITEM 2 of the Declarations, you own, directly or through one or more Subsidiaries, more than fifty percent (50%) of the outstanding securities or voting rights representing the right to vote for the election of, or to appoint such organization’s board of directors, board of trustees, board of managers or a functional equivalent thereof, or to exercise a majority control of the board of directors, board of trustees, board of managers or a functional equivalent thereof; or
     2. subject to the provisions set forth in Section II. GENERAL AGREEMENTS D. ACQUISITIONS, any entity that you acquire or form during the Policy Period in which you own, directly or through one or more Subsidiaries, more than fifty percent (50%) of the outstanding securities or voting rights representing the right to vote for the election of, or to appoint such organization’s board of directors, board of trustees, board of managers or a functional equivalent thereof, or to exercise a majority control of the board of directors, board of trustees, board of managers or a functional equivalent thereof.
Subsidiary shall not include any entity in which any Insured is engaged as a participant in any type of joint venture unless such entity is specifically scheduled as an additional Named Insured by endorsement to this Crime Policy.
UU. “Theft” means:
     1. under Insuring Agreement A.3., the intentional unlawful taking of Money, Securities and Other Property to the deprivation of a Client;
     2. under Insuring Agreements C. or D., the intentional unlawful taking of Money and Securities to your deprivation.
     3. under all other Insuring Agreements, the intentional unlawful taking of Money, Securities and Other Property to your deprivation.
VV. “Transfer Account” means an account maintained by you at a Financial Institution from which you can initiate the transfer, payment or delivery of Money or Securities:

     1. by means of electronic, telegraphic, cable, teletype, telefacsimile or telephone instructions communicated directly or through an electronic funds transfer system; or
     2. by means of written instructions (other than those described in Insuring Agreements B. and H.1.) establishing the conditions under which such transfers are to be initiated by such Financial Institution through an electronic funds transfer system.
IV. EXCLUSIONS
This Crime Policy does not cover:
A. loss resulting directly or indirectly from war, whether or not declared; civil war; insurrection; rebellion or revolution; military, naval or usurped power; governmental intervention, expropriation or nationalization; or any act or condition related to any of the foregoing;
B. loss resulting directly or indirectly from seizure or destruction of property by order of governmental authority;
C. loss resulting directly or indirectly from any fraudulent, dishonest or criminal act committed by you, your natural person partners, any LLC Member or Officer-Shareholder, whether acting alone or in collusion with others; provided, this Exclusion C. shall not apply to loss covered under Insuring Agreement A.2.;
D. loss resulting directly or indirectly from any other fraudulent, dishonest or criminal act by any Employee or Fiduciary whether acting alone or in collusion with others, unless covered under Insuring Agreements A.1., A.2., A.3., F.2., or H.;
E. loss resulting directly or indirectly from any Funds Transfer Fraud, unless covered under Insuring Agreements A.1., A.2., A.3., or G.;
F. loss resulting directly or indirectly from your acceptance of money orders or Counterfeit Money, unless covered under Insuring Agreements A.3., A.2., A.3. or E.;
G. loss or damages resulting directly or indirectly from the input of Electronic Data by a natural person having the authority to enter the Insured’s Computer System, unless covered under Insuring Agreements A.1., A.2., A.3., F.2. or G.;
H. loss resulting directly or indirectly from forged, altered or fraudulent documents or written instruments used as source documentation in the preparation of Electronic Data, unless covered under Insuring Agreements A.1., A.2., or A.3.;
I. any expenses incurred by you in establishing the existence or the amount of any loss covered under this Crime Policy, unless covered under Insuring Agreement I.;
J. loss of income, whether or not earned or accrued, or potential income, including interest and dividends, not realized by you as the result of any loss covered under this Crime Policy;
K. damages of any type, except your direct compensatory damages resulting from a loss covered under this Crime Policy;
L. indirect or consequential loss of any nature, including, but not limited to, fines, penalties, multiple or punitive damages;
M. loss resulting directly or indirectly from any Theft, disappearance, damage, destruction or disclosure of any intangible property or confidential information including:
     1. trade secret information, confidential processing methods or other confidential information or intellectual property of any kind, or Electronic Data unless otherwise covered under Insuring Agreement F.2.; or
     2. Computer Programs;
N. loss of, or damage to, manuscripts, records, accounts, microfilm, tapes or other records, whether written or electronic, or the cost of reproducing any information contained in such lost or damaged records, except when covered under Insuring Agreements C., D., or F.2.;
O. loss, or that part of any loss, the proof of which as to its existence or amount is dependent solely upon:
     1. an inventory computation or physical count; or

     2. a profit and loss computation;
provided that where you establish wholly apart from such computations or physical count that you have sustained a loss covered under Insuring Agreements A. 1., A.2, A.3. or F. 1., then you may offer your inventory records and an actual physical count of inventory in support of other evidences as to the amount of loss claimed;
P. loss resulting directly or indirectly from trading whether or not in the name of the Insured and whether or not in a genuine or fictitious account, unless covered under Insuring Agreement A. 1, A.2. and A.3.;
Q. loss resulting directly or indirectly from fire, except:
     1. loss of or damage to Money or Securities; or
     2. damage to any safe or vault caused by the application of fire thereto in connection with any actual attempted Safe Burglary when covered under Insuring Agreement C;
R. loss resulting directly or indirectly from the giving or surrendering of Money, Securities or Other Property in any exchange or purchase, whether or not fraudulent, with any other party not in collusion with an Employee, except when covered under Insuring Agreement E.;
S. loss of Money, Securities or Other Property while in the custody of any bank, trust company, or similarly recognized place of safe deposit or armored motor vehicle company unless the loss is in excess of the amount recovered or received by you under your contract, if any, with, or insurance earned by, any of the aforementioned;
T. loss of Money, Securities or Other Property held by an armored motor vehicle company for you and which is stored by such company overnight inside buildings used in the conduct of its business;
U. loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological or chemical contamination or to any related act or incident;
V. loss of Money, Securities or Other Property resulting directly or indirectly from kidnap, extortion or ransom payments (other than Robbery) surrendered to any person as a result of a threat;
W. loss resulting directly or indirectly from Forgery or alteration, except when covered under insuring Agreements A. 1., A.2., A.3.,B.,or H.;
X. loss resulting directly or indirectly from Computer Fraud, except when covered under Insuring Agreements A. 1., A.2., A.3.,F.l.,or H.l.;
Y. loss under Insuring Agreements C. or D. resulting directly or indirectly from:
     1. an accounting or arithmetical error or omission;
     2. the loss of property from within any Money operated device, unless the amount of Money deposited in it is recorded by a continuous recording device;
     3. anyone, acting on your express or implied authority, being induced by any dishonest act to voluntarily part with title to or possession of any property;
     4. damage to motor vehicles, trailers or semi-trailers or equipment and accessories attached to them; or
     5. damage to the Premises or its exterior or to containers of covered property by vandalism or malicious mischief;
Z. loss resulting directly or indirectly from the diminution in value of Money, Securities or Other Property;
AA. loss arising from any Credit, Debit or Charge Card if you, your Employee or Management Staff Member has not fully complied with the provisions, conditions or other terms under which any card was issued;

BB. loss sustained by any Subsidiary or related Employee Benefit Plan or Sponsored Plan, occurring at any time during which such entity was not a Subsidiary or related Employee Benefit Plan or Sponsored Plan; or
CC. loss sustained by the Named Insured or any Subsidiary to the extent it results in a benefit, gain or transfer to the Named Insured or any Subsidiary, except to the extent that such loss is covered under Insuring Agreement A.2.
V. CONDITIONS
A. GENERAL CONDITIONS
     1. Territory Covered
We will cover loss you sustain anywhere in the world, and we will cover all of your offices and Premises, including any additional offices or Premises pursuant to Sections II. GENERAL AGREEMENTS B. ADDITIONAL OFFICES, C. CONSOLIDATION, MERGER OR PURCHASE OF ASSETS, and D. ACQUISITIONS in this Crime Policy.
      2. Cooperation
You must cooperate with us in all matters pertaining to this Crime Policy as stated in its terms, conditions and limitations.
     3. Extended Period to Discover Loss
We will pay you for loss that you sustained prior to the effective date of cancellation or termination of this Crime Policy, which is Discovered by you:
          a. no later than ninety (90) days from the date of cancellation or termination; and
          b. as respects any Employee Benefit Plan, no later than one (1) year from the date of cancellation or termination.
Notwithstanding the above, this extended period to Discover loss terminates immediately upon the effective date of any other insurance obtained by you replacing in whole or in part the insurance afforded by this Crime Policy.
      4. Other Insurance
This Crime Policy shall apply only as excess insurance over, and shall not contribute with: (1) any other valid and collectible insurance available to any Insured unless such insurance is written specifically excess of this Crime Policy by reference in such other policy to the Policy Number of this Crime Policy; and (2) indemnification to which any Insured is entitled from any other entity other than any Insured. As excess insurance, this Crime Policy will not apply or contribute to the payment of any loss to you until the amount of such other insurance or indemnity has been exhausted by loss covered thereunder. If the limit of the other insurance or indemnity is insufficient to cover the entire amount of the loss, this Crime Policy will apply to that part of the loss not recoverable or recovered under the other insurance or indemnity. This Crime Policy will not be subject to the terms of any other insurance.
Any loss which is applicable to this Condition A.4. is subject to both the applicable Single Loss Limit of Insurance and applicable Single Loss Retention shown in ITEM 5 of the Declarations.
If this Crime Policy replaces prior insurance that provided you with an extended period of time after the termination or cancellation of such prior insurance in which to Discover loss, then, and only with respect to loss Discovered during such extended period but sustained prior to the termination of such prior insurance, the coverage afforded by this Crime Policy applies as follows:
          a. we will have no liability for such loss, unless the amount of such loss exceeds the limit of insurance of that prior insurance; provided, that in such case, we will pay you for the excess of such loss subject to the terms and conditions of this Crime Policy; and
          b. any payment we make to you for such excess loss will not be greater than the difference between the limit of insurance of your prior insurance and the applicable Single Loss Limit of Insurance of this Crime Policy. We will not apply the applicable Single Loss Retention to such excess loss.
     5. Ownership of Property; Interests Covered

          a. The property covered under this Crime Policy except as provided in 5.b. below is limited to property:
               i. that you own or lease;
               ii. that you hold for others:
                    (a) on your Premises or your Banking Premises; or
                    (b) while in transit and in the care and custody of a Messenger; or
               iii. for which you are legally liable, except for property located inside the Premises of your client.
Notwithstanding the above, this Crime Policy is for your benefit only and provides no rights or benefits to any other person or organization. Any claim for loss that is covered under this Crime Policy must be presented by you.
          b. If ITEM 5 of the Declarations indicates that coverage under Insuring Agreement A.3. Employee Theft of Client Property has been purchased, then the property covered under Insuring Agreement A.3. is limited to property:
               i. that your Client owns or leases;
               ii. that your Client holds for others; or
               iii. for which your Client is legally liable;
while the property is inside your Client’s Premises.
Notwithstanding the above, this Crime Policy is for your benefit only and provides no rights or benefits to any other person or organization, including your Client. Any claim for loss by your Client that is covered under this Crime Policy must be presented by you.
     6. Representation, Concealment, Misrepresentation or Fraud
No statement made by you or on your behalf, whether contained in the Application, underwriting information or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.
This Crime Policy is void in any case of fraud by you as it relates to this Crime Policy at any time. This Crime Policy is also void if you or any other Insured, at any time, intentionally conceal or misrepresent a material fact concerning:
          a. this Crime Policy;
          b. the Money, Securities or Other Property;
          c. your interest in the Money, Securities or Other Property; or
          d. a claim under this Crime Policy.
      7. Premiums
     The Named Insured is responsible for the payment of all premiums and will be the payee for any return premiums we pay.
      8. Transfer of Rights and Duties Under this Crime Policy
Rights and duties under this Crime Policy may not be transferred without our written consent except in the case of the death of a natural person Insured. If such person dies, then the decedent’s rights and duties will be transferred to the decedent’s legal representative, but only while acting within the scope of duties as the decedent’s legal representative. Until a legal representative is appointed, anyone having proper temporary custody of the decedent’s property will have all rights and duties but only with respect to that property.
B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT

      1. Limit of insurance
          a. Policy Aggregate Limit of insurance
If ITEM 5 of the Declarations indicates that this Crime Policy includes a Policy Aggregate Limit of Insurance, then our total liability for all loss Discovered during the Policy Period shall not exceed such Policy Aggregate Limit of Insurance. The Policy Aggregate Limit of Insurance shall be reduced by the amount of any payment made under the terms of this Crime Policy. If the Policy Aggregate Limit of Insurance is exhausted by any payment made for loss Discovered during the Policy Period, we will have no further liability for loss regardless of when Discovered and whether or not previously reported to us.
If applicable, the Policy Aggregate Limit of Insurance shall be reinstated to the extent of any net recovery pursuant to Condition B.6. that is received by us during the Policy Period and before the Crime Policy Aggregate Limit of Insurance is exhausted. Recovery from reinsurance or indemnity, or both, for our benefit shall not be deemed a recovery as used herein. In the event that a loss of Securities is settled by us through the use of a Lost Securities Bond, such loss shall not reduce the Crime Policy Aggregate Limit of Insurance, but any payment under the Lost Securities Bond shall reduce the Policy Aggregate Limit of Insurance under this Crime Policy.
The provisions of this Condition B.l.a. shall not be applicable to Insuring Agreement A.2.
If ITEM 5 of the Declarations indicates that this Crime Policy does not include a Crime Policy Aggregate Limit of Insurance, then payment of loss under this Crime Policy shall not reduce the Single Loss Limit of Insurance for other Single Losses.
           b. Single Loss Limit of Insurance
The maximum Single Loss Limit of Insurance for each Insuring Agreement shall not exceed the applicable amount set forth in ITEM 5 of the Declarations for such Insuring Agreement.
           c. Special Limit of Insurance for Specified Other Property
Our liability for loss under Insuring Agreements C. and D. is limited as follows:
               i. the lesser of twenty-five thousand dollars ($25,000) or the amount shown as the Single Loss Limit of Insurance for any Single Loss involving precious metals, precious or semi-precious stones, pearls, furs, fine art, photographic material, or completed articles made of or containing such enumerated materials that constitute more than half the value of such articles;
               ii. the lesser of twenty-five thousand dollars ($25,000) or the amount shown as the Single Loss Limit of Insurance for any Single Loss, including damage to manuscripts, drawings or records of any kind, or the cost of reconstructing them or reproducing any information contained in them;
the Special Limit of Insurance for Specified Other Property is part of, and not in addition to, any applicable limit of liability.
          d. Identity Fraud Expense Reimbursement Single Loss Limit of Insurance
The maximum limit of insurance per your Management Staff Member for each Identity Fraud covered under Insuring Agreement H.2. shall not exceed the applicable Single Loss Limit of Insurance stated in ITEM 5 of the Declarations. All acts incidental to an Identity Fraud, any series of Identity Frauds, and all Identity Frauds arising from the same method of operation, whether committed by one or more persons, shall be deemed to arise out of one act and shall be treated as one Identity Fraud. If an act causes a covered loss under Insuring Agreement H.2. to more than one Management Staff Member, the applicable Single Loss Limit of Insurance and Retention under Insuring Agreement H.2. shall apply to each Management Staff Member separately.
      e. Loss Covered Under More Than One Insuring Agreement of this Crime Policy
Subject to any applicable Crime Policy Aggregate Limit of Insurance, if any Single Loss is comprised of loss covered under more than one Insuring Agreement, the most we will pay you for such Single Loss is the lesser of:
               i. the actual amount of such Single Loss; or

               ii. the sum of the Single Loss Limits of Insurance applicable to such Insuring Agreements applying to such loss.
      2. Single Loss Retention
We will not pay you for any Single Loss unless the amount of such Single Loss exceeds the Single Loss Retention shown in Item 5 of the Declarations. We will pay you the amount of any Single Loss in excess of the Single Loss Retention, up to the Single Loss Limit of Insurance for the applicable Insuring Agreement.
If more than one Single Loss Retention applies to the same Single Loss, then only the highest Single Loss Retention shall be applied.
No Single Loss Retention shall apply to any legal expenses paid to you solely under Insuring Agreement B.
      3. Your Duties in the Event of a Loss
After you Discover a loss or a situation that may result in loss of or loss from damage to Money, Securities or Other Property that exceeds twenty-five percent (25%) of the Single Loss Retention, you must:
          a. notify us as soon a possible;
          b. notify law enforcement authorities if you have reason to believe that any loss, except for loss covered under Insuring Agreements A.1, A.2., A.3., or F.2., involves a violation of law;
          c. submit to examination under oath at our request and give us a signed statement of your answers;
          d. give us a detailed, sworn proof of loss within 120 days; and
          e. cooperate with us in the investigation and settlement of any claim.
Proof of loss under Insuring Agreement B. and H.l. must include: (1) an affidavit of Forgery setting forth the amount and cause of loss; and (2) the original written Covered Instruments or Personal Covered Instruments or a copy of such written instruments.
      4. Valuation / Settlement
Subject to the applicable limit of insurance provision (Section V. CONDITIONS B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT 1. Limit of Insurance) we will pay you for:
          a. loss of Money but only up to and including its face value, and, at our option, pay for loss of Money issued by any country other than the United States of America:
               i. at face value in the Money issued by that country; or
               ii. in the United States of America dollar equivalent determined by the rate of exchange published in The Wall Street Journal on the day the loss was Discovered;
          b. loss of Securities but only up to and including their value at the close of business on the day the loss was Discovered, and at our option:
               i. pay you the value of such Securities or replace them in kind, in which event you must assign to us all your rights, title and interest in those Securities; or
               ii. pay the cost of any Lost Securities Bond required in connection with issuing duplicates of the Securities; provided, we will be liable only for the cost of the Lost Securities Bond as would be charged for a bond having a penalty not exceeding the lesser of the value of the Securities at the close of business on the day the loss was Discovered;
          c. loss of, or loss from damage to, Other Property or Premises including its exterior for the replacement cost without deduction for depreciation; provided, we will pay you the lesser of the following:
               i. the applicable Single Loss Limit of Insurance;
               ii. the cost to replace Other Property or Premises including its exterior with property of comparable material and quality, and used for the same purpose; or

               iii. the amount you actually spend that is necessary to repair or replace such property;
provided, we will, at our option, pay you for loss of, or loss from damage to, Other Property or Premises including its exterior, in the Money of the country in which the loss occurred, or in the United States of America dollar equivalent of the Money of the country in which the loss occurred determined by the rate of exchange published in The Wall Street Journal on the day the loss was Discovered.
We will not pay you on a replacement cost basis for any loss or damage until such property is actually repaired or replaced, and unless the repairs or replacement are made as soon as reasonably possible after the loss or damage. If the lost or damaged property is not repaired or replaced, we will pay you actual cash value on the day the loss was Discovered.
Any property that we pay you for or replace becomes our property.
      5. Records
You must keep records of all Money, Securities, and Other Property under this Crime Policy so we can verify the amount of any loss.
      6. Recoveries
          a. All recoveries for payments made under this Crime Policy should be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:
               i. first, to you to reimburse you for loss sustained which would have been paid under this Crime Policy but for the fact that it is in excess of the applicable Single Loss Limit(s) of Insurance;
               ii. second, to us in satisfaction of amounts paid or to be paid to you in settlement of your covered claim;
               iii. third, to you in satisfaction of any Single Loss Retention; and
               iv. fourth, to you in satisfaction of any loss not covered under this Crime Policy.
          b. The value of all property received by you from any source whatever and whenever received, in connection with any matter from which a loss has arisen, shall be valued as of the date received and shall be deducted from the covered loss.
          c. Recoveries do not include any recovery:
               i. from insurance, suretyship, reinsurance, security or indemnity taken for our benefit; or
               ii. of original Securities after duplicates of them have been issued.
      7. Transfer of Your Rights of Recovery Against Others to Us
You must transfer to us all your rights of recovery against any person or organization for any loss you sustained and for which we have paid or settled. You must also do everything necessary to secure those rights and do nothing after loss to impair them.
      8. Legal Action Against Us
You may not bring any legal action against us involving loss:
               a. unless you have complied with all the terms of this Crime Policy;
               b. until ninety (90) days after you have filed proof of loss with us; and
               c. unless brought within two (2) years from the date you Discover the loss.
If any limitation in this Condition B.8. is deemed to be inconsistent with applicable state law, such limitation is amended so as to equal the minimum period of limitation provided by such law.

      9. Liberalization
If we adopt any revision to the Crime Terms and Conditions of this Crime Policy that would broaden coverage and such revision does not require an additional premium or endorsement and the revision is adopted within forty-five (45) days prior to or during the Policy Period, the broadened coverage will apply to this Crime Policy as of the date the revision is approved for general use by the applicable department of insurance.
C. EMPLOYEE BENEFIT PLAN PROVISIONS — INFLATION GUARD
In compliance with certain provisions of ERISA:
     1. if any Employee Benefit Plan is insured jointly with any other entity under this Crime Policy, you must select a Single Loss Limit of Insurance for Insuring Agreement A.2. that is sufficient to provide an amount of insurance for each Employee Benefit Plan that is at least equal to that required if each Employee Benefit Plan were insured separately;
     2. if the Named Insured is an entity other than an Employee Benefit Plan, any payment we make to the Named Insured for loss sustained by any Employee Benefit Plan will be held by such Named Insured for the use and benefit of the Employee Benefit Plan(s) sustaining the loss; and
     3. if two or more Employee Benefit Plans are covered under this Crime Policy, any payment we make for loss:
          a. sustained by two or more Employee Benefit Plans; or
          b. of commingled Money, Securities or Other Property of two or more Employee Benefit Plans;
that arises out of a Single Loss is to be shared by each Employee Benefit Plan sustaining loss, in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan, bears to the total of those limits of insurance.
     4. If, at the inception date of this Crime Policy, or a preceding policy written by us that provided ERISA fidelity coverage for Employee Benefit Plans, you have or had a Single Loss Limit of Insurance under such ERISA fidelity coverage for Employee Benefit Plans that is or was equal to or greater than the limit of insurance required under ERISA, the Single Loss Limit of Insurance under Insuring Agreement A.2. will equal the greater of the amount of the limit of insurance required by ERISA or the Single Loss Limit of Insurance set forth in the Declarations for Insuring Agreement A.2.
D. CANCELLATION OR TERMINATION
     1. The Named Insured may cancel:
          a. this Crime Policy in its entirety;
          b. an Insuring Agreement; or
          c. coverage for any Insured;
by mailing or delivering to us advance written notice of cancellation.
     2. We may cancel:
          a. this Crime Policy in its entirety;
          b. an Insuring Agreement; or
          c. coverage for any Insured;
by mailing or delivering to the Named Insured written notice of cancellation at least twenty (20) days before the effective date of cancellation if we cancel for nonpayment of premium; or sixty (60) days before the effective date of cancellation if we cancel for any other reason.
We will mail or deliver our notice to the Named Insured’s last mailing address known to us. Notice of cancellation will state the effective date of cancellation and the Policy Period will end on that date. If this Crime Policy or an Insuring Agreement is cancelled, we will send the Named Insured any premium refund due. if we cancel this Crime Policy, the refund will be pro rata. If the Named Insured cancels, the earned premium will be computed in accordance with the customary short rate table and procedure. The cancellation will be effective even if we have not made or offered a refund. If notice is mailed, proof of mailing will be sufficient proof of notice.
     3. This Crime Policy terminates:
          a. in its entirety immediately upon the expiration of the Policy Period;
          b. in its entirety immediately upon exhaustion of the Policy Aggregate Limit of Insurance, if applicable; provided, that no Crime Policy termination under this Condition D.3.b. shall be effective with respect to any Employee Benefit Plan covered under Insuring Agreement A.2.;
          c. in its entirety immediately upon the voluntary liquidation or dissolution of the Named Insured; provided, that no Crime Policy termination under this Condition D.3.c. shall be effective with respect to any Employee Benefit Plan covered under Insuring Agreement A.2.; or
          d. as to any Subsidiary immediately upon the Change of Control of such Subsidiary.
      4. This Crime Policy terminates as to any Employee:
          a. as soon as your partner, any of your Management Staff Members or any Employee with managerial or supervisory responsibility not in collusion with the Employee becomes aware of any dishonest or fraudulent employment related act involving an amount in excess of one thousand dollars ($1,000); or
          b. thirty (30) days after your partner, any of your Management Staff Members or any Employee with managerial or supervisory responsibility not in collusion with the Employee becomes aware of any dishonest or fraudulent non-employment related act; either of which acts were committed by such Employee in your service, during the term of employment by you or prior to employment by you, provided such dishonest or fraudulent non-employment related act involved Money, Securities or Other Property is in an amount in excess of one thousand dollars ($1,000).
E. CHANGES
Only the Named Insured is authorized to make changes in the terms of this Crime Policy and solely with our prior written consent. This Crime Policy’s terms can be changed, amended or waived only by endorsement issued by us and made a part of this Crime Policy. Notice to any representative of yours or knowledge possessed by any agent or by any other person shall not effect a waiver or change to any part of this Crime Policy, or estop us from asserting any right under the terms, conditions and limitations of this Crime Policy, nor may the terms, conditions and limitations hereunder be waived or changed, except by a written endorsement to this Crime Policy issued by us.
F. ENTIRE AGREEMENT
The Declarations, the Application, the Crime Terms and Conditions, and any endorsements attached thereto, constitute the entire agreement between you and us.
G. HEADINGS

The titles of the various paragraphs of this Crime Policy and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit or affect the provision to which they relate.
IN WITNESS WHEREOF, the Company has caused this Crime Policy to be signed by its authorized officers at Hartford, CT.

Executive Vice President	Corporate Secretary
Includes copyrighted material of Insurance Services Office, Inc., with its permission, and the Surety Association of America.

ISSUED BY: Travelers Casualty and Surety Company of America	POLICY NO: 105144736
ISSUED TO: Rand Capital Corporation
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
NEW YORK CANCELLATION OR TERMINATION
This endorsement modifies insurance provided under the following:
Crime
It is agreed that:
1. Section V. CONDITIONS, subsection D. CANCELLATION OR TERMINATION is deleted and replaced by the following:
D. CANCELLATION OR TERMINATION
     1. The Named Insured may cancel:
          a. this Crime Policy in its entirety;
          b. an Insuring Agreement; or
          c. coverage for any Insured;
by mailing or delivering to us advance written notice of cancellation.
     2. We may cancel:
          a. this Crime Policy in its entirety;
          b. an Insuring Agreement; or
          c. coverage for any Insured;
by mailing or delivering to the Named Insured written notice of cancellation at least twenty (20) days before the effective date of cancellation if we cancel for nonpayment of premium; or sixty (60) days before the effective date of cancellation if we cancel for any reason scheduled below. We may cancel for any of the following reasons:
a)	nonpayment of premium,

b)	conviction arising out of acts increasing the hazard,

c)	fraud or misrepresentation in obtaining the policy or in making a claim under the policy,

d)	act or omission or violation of policy condition that substantially and materially increases hazard insured against after the policy inception,

e)	material change in the nature and extent of the risk beyond that originally contemplated,

f)	determination by the Superintendent that continuation of the present premium volume of the Company would jeopardize the Company’s solvency or be hazardous to the stockholders, creditors, or public,

g)	determination by the Superintendent that continuation of the policy would violate the law,

h)	cancellation is permitted, in professional liability coverages, if the Named Insured’s license to practice his profession is revoked or suspended, or if the Named Insured is a hospital, it no longer possesses a valid operating license.
We will mail or deliver our notice to the Named Insured’s last mailing address known to us, as well as to the authorized agent or broker. We shall include the reason for cancellation in this notice. Notice of cancellation will state the effective date of cancellation and the Policy Period will end on that date. If this Crime Policy or an Insuring Agreement is cancelled, we will send the Named Insured any premium refund due. If we cancel this Crime Policy, the refund will be pro rata. If the Named Insured cancels, the earned premium will be computed in accordance with the customary short rate table and procedure. The cancellation will be effective even if we have not made or offered a refund. If notice is mailed, proof of mailing will be sufficient proof of notice.
     3. This Crime Policy terminates:

     a. in its entirety immediately upon the expiration of the Policy Period;
     b. in its entirety immediately upon exhaustion of the Policy Aggregate Limit of Insurance, if applicable; provided, that no Crime Policy termination under this Condition D.3.b. shall be effective with respect to any Employee Benefit Plan covered under Insuring Agreement A.2.;
     c. in its entirety immediately upon the voluntary liquidation or dissolution of the Named Insured; provided, that no Crime Policy termination under this Condition D.3.C. shall be effective with respect to any Employee Benefit Plan covered under Insuring Agreement A.2.; or
     d. as to any Subsidiary immediately upon the Change of Control of such Subsidiary.
     4. This Crime Policy terminates as to any Employee;
          a. as soon as your partner, any of your Management Staff Members or any Employee with managerial or supervisory responsibility not in collusion with the Employee becomes aware of any dishonest or fraudulent employment related act involving an amount in excess of one thousand dollars (S1,000); or
          b. thirty (30) days after your partner, any of your Management Staff Members or any Employee with managerial or supervisory responsibility not in collusion with the Employee becomes aware of any dishonest or fraudulent non- employment related act; either of which acts were committed by such Employee in your service, during the term of employment by you or prior to employment by you, provided such dishonest or fraudulent non-employment related act involved Money, Securities or Other Property is in an amount in excess of one thousand dollars ($1,000).
     5. The Company will not be required to renew this Liability Policy upon its expiration. If we decide not to renew this policy we will send notice as provided below.
          a) CONDITIONAL RENEWAL
If we conditionally renew this policy subject to a:
1) Change of limits;
2) Change in type of coverage;
3) Reduction of coverage;
4) Increased deductible;
5) Addition of exclusion; or
6) Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added or increased exposure units; or as a result of experience rating, loss rating, retrospective rating or audit;
          b) NOTICES OF NONRENEWAL AND CONDITIONAL RENEWAL
1) If the Company decides not to renew this policy or to conditionally renew this policy we will mail or deliver written notice to the Named Insured at least sixty (60) days but not more than one hundred-twenty (120) days before the expiration date set forth in ITEM 2 of the Declarations. Notice will be mailed or delivered to the Named Insured at the address shown in the policy and to the authorized agent or broker. It will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and description of any other changes. If we violate any of the provisions of paragraphs above by sending the Named Insured an incomplete or late conditional renewal notice or a late non-renewal notice:
a) Coverage will remain in effect at the same terms and conditions of this policy at the lower of the current rates or the prior period’s rates until sixty (60) days after such notice is mailed or delivered unless the Named Insured, during this sixty (60) day period, has replaced the coverage or elects to cancel.
b) On or after the Expiration Date set forth in ITEM 2 of the Declarations, such coverage will remain in effect at the same terms and conditions of this policy for another policy period, at the lower of the current rates or the prior period’s rates, unless the Named Insured, during this additional policy period, has replaced the coverage or elects to cancel.
We will not send you notice of nonrenewal or conditional renewal if you, your authorized agent or broker or another insurer of yours mails or delivers notice that the policy has been replaced or is no longer desired. Any notice of cancellation will state the effective date of cancellation and the policy period will end on that date.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above mentioned Policy, except as expressly stated herein. This endorsement is effective at the Inception Date stated in ITEM 2 of the Declarations and this endorsement is part of such Policy and incorporated therein.

RAND CAPITAL CORPORATION
Written Consent
by the Directors of the Board
June 26, 2008
     The undersigned, the members of the Board of Directors of Rand Capital Corporation (the “Corporation”), hereby adopt and consent to the adoption of the following resolutions and agree that said resolutions shall have the same force and effect as if adopted at a meeting of the Board of Directors duly called and held for such purpose.
     WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17g-1(a) thereunder, requires a Business Development Company (a “BDC”), such as the Corporation, to protect the assets of the Corporation by providing and maintaining coverage against larceny and embezzlement, covering each officer and employee of the BDC who may singly or jointly with others have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities.
     WHEREAS, the Board of Directors has considered the relevant factors in determining the coverage to be provided including but not limited to, the value of the aggregate assets of the Corporation, the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio.
     WHEREAS, Section I7g-1(d) requires that the Corporation provide a minimum coverage of $300,000 if its gross assets are between $25 million and $35 million.
     WHEREAS, the Corporation has identified that Travelers Property Casualty Co. insurance company will provide an Employee Dishonesty policy protecting the Corporation with $300,000 in coverage against larceny and embezzlement (the “Bond”), naming the Corporation as the sole insured for an annual premium not to exceed $1,000 for the 12 month period beginning June 26, 2008.
     WHEREAS a majority of the Board of Directors who are not interested persons of the Corporation must approve the coverage.
     NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage of the Bond, a copy of which is attached hereto as Exhibit A, covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Travelers Property Casualty Co. in the amount of $300,000 and a premium not to exceed $1,000 (the “Fidelity Bond”) are hereby approved;
     FURTHER RESOLVED, that the officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Fidelity Bond on behalf of the Corporation.
These actions are taken this 26th day of June 2008.
This Written Consent may be signed by two or more counterparts, which together shall constitute a single Written Consent.

/s/ Reginald B. Newman. II Reginald B. Newman, II (Chairman)	/s/ Willis S. McLeese Willis S. McLeese

/s/ Allen F. Grum Allen F. Grum	/s/ Javne K. Rand Jayne K. Rand

/s/ Erland E. Kailbourne Erland E. Kailbourne	/s/ Robert M. Zak Robert M. Zak

/s/ Ross B. Kenzie Ross B. Kenzie